Mail Stop 4561

March 23, 2009

VIA USMAIL and FAX (214) 859 - 9309

Mr. Kenneth R. Hanks
Chief Financial Officer
SWS Group, Inc.
1201 Elm Street, Suite 3500
Dallas, Texas 75270

      Re: **SWS Group, Inc.**
             Form 10-K for the year ended 6/27/2008
             Filed on 9/5/2008
             File No. 000-19483

Dear Mr. Kenneth R. Hanks:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Cicely LaMothe
                      Branch Chief